

8x8 ANNOUNCES THIRD QUARTER FISCAL 2004 RESULTS

SANTA CLARA, Calif. (January 29, 2004) – 8x8, Inc. (Nasdaq: EGHT) today announced financial results for its third quarter of fiscal 2004 that ended on December 31, 2003.

Revenues for the third quarter of fiscal 2004 were $3.3 million compared with $2.4 million for the second quarter of fiscal 2004 and $2.4 million for the third quarter of fiscal 2003. Net loss for the third quarter of fiscal 2004 was $0.8 million or $0.02 per share compared with net income for the second quarter of fiscal 2004 of $0.7 million or $0.02 per share and a net loss of $3.5 million or $0.12 per share for the third quarter of fiscal 2003. Total revenues for the nine month periods ended December 31, 2003 and 2002, were $7.3 million and $8.1 million, respectively. Net losses for the nine month periods ended December 31, 2003 and 2002 were $1.5 million, or $0.05 per share, and $7.6 million, or $0.27 per share, respectively.

For detailed financial results and other disclosures, see 8x8's Report on Form 10-Q for the quarter ended December 31, 2003 as filed with the Securities and Exchange Commission on January 29, 2004.

About 8x8, Inc.
8x8, Inc. offers the Packet8 broadband voice over internet protocol (VoIP) and video communications service (www.packet8.net), consumer videophones, hosted iPBX solutions, and voice and video semiconductors and related software. For more information, visit 8x8's web site at www.8x8.com.

About Packet8
Launched in November 2002, Packet8 enables anyone with high-speed Internet access to sign up for voice over internet protocol (VoIP) and video communications service at http://www.packet8.net. Customers can choose a direct-dial phone number from any of the rate centers offered by the service, and then use an 8x8-supplied terminal adapter to connect any telephone to a broadband internet connection and make or receive calls from a regular telephone number. For $19.95/month, Packet8 subscribers can make unlimited calls to any telephone number in the United States and Canada, and unlimited calls to any other Packet8 subscriber anywhere in the world. All Packet8 telephone accounts come with voice mail, caller ID, call waiting, call waiting caller ID, call forwarding, hold, line-alternate, 3-way conferencing, web access to account controls, and real-time online billing. High speed, instant-on broadband videophone accounts, which use the 8x8 DV325 SIP videophone, are also available. The DV325 videophone functions as a Packet8 voice line when making or receiving voice telephone calls from regular telephone numbers.

Editors: 8x8 and Packet8 are trademarks of 8x8, Inc.

CONTACT:
Peter J. Brooks
8x8, Inc.
(415) 255-1554
Peterjbrooks@8x8.com

Financial Tables To Follow

8x8, Inc.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts; unaudited)

	Three Months Ended December 31,		Nine Months Ended December 31,	
	2003	**2002**	**2003**	**2002**
Product revenues .... $	337	1,189	$ 1,948	$ 3,864
License and service revenues	2,952	1,197	5,390	4,232
Total revenues	3,289	2,386	7,338	8,096
Cost of product revenues	413	407	1,320	1,714
Cost of license and service revenues	1,444	348	1,943	884
Total cost of revenues	1,857	755	3,263	2,598
Gross profit	1,432	1,631	4,075	5,498
Operating expenses				
Research and development………………	522	1,825	2,222	6,295
Selling, general and administrative	1,672	2,023	4,167	6,058
Restructuring and other charges……………	-	1,340	-	1,340
Total operating expenses	2,194	5,188	6,389	13,693
Loss from operations	(762)	(3,557)	(2,314)	(8,195)
Other income, net	8	16	807	570
Net loss .... $	(754)	$ (3,541)	$ (1,507)	$ (7,625)
Basic and diluted net loss per share............... $	(0.02)	$ (0.12)	$ (0.05)	$ (0.27)
Shares used in basic and diluted				
per-share calculation………………………	33,549	28,452	30,693	28,361

8x8, Inc.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands, unaudited)

	December 31, 2003		March 31, 2003
ASSETS			
Current assets			
Cash and cash equivalents	$ 13,188	$	3,371
Short-term investments	-		208
Accounts receivable, net	607		1,290
Inventory	231		352
Other current assets	564		595
Total current assets	14,590		5,816
Property and equipment, net	172		841
Intangibles and other assets	113		48
	$ 14,875	$	6,705
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current liabilities			
Accounts payable	$ 790	$	652
Accrued compensation	500		847
Accrued warranty	473		477
Deferred revenue	505		545
Other accrued liabilities	546		1,125
Income taxes payable	221		226
Total current liabilities	3,035		3,872
Contingently redeemable common stock	-		669
Total stockholders' equity	11,840		2,164
	$ 14,875	$	6,705